BY-LAWS

OF

MESA AIR NEW YORK, INC.

_____

ARTICLE I

OFFICES

Section 1.1. **Principal Office**. The principal office of the Corporation shall be located in New York, State of New York.

Section 1.2. **Other Offices**. The Corporation may also have an office or offices at such other place or places as the Board of Directors may from time to time appoint or the business of the Corporation may require.

ARTICLE II

SHAREHOLDERS' MEETINGS

Section 2.1. **Place of Annual and Other Meetings**. All meetings of the shareholders for the election of directors shall be held at the principal office of the Corporation, or at such other place within or without the State of New York as may be designated by the Board of Directors. Special meetings of shareholders for any purpose may be held at such place and time as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2.2. **Time of Annual Meeting**. The annual meeting of shareholders shall be held at such date, time and place as shall be determined by the Board of Directors and stated in the notice of meeting. At the annual meeting the shareholders shall elect by plurality vote, by ballot, a Board of Directors, and transact such other business as may properly be brought before the meeting.

Section 2.3. **Notice of Annual Meeting**. Written notice of the annual meeting shall be given, personally or by first class mail, to each shareholder entitled to vote thereat at such address as appears on the stock ledger of the Corporation, not less than ten (10) nor more than sixty (60) days prior to the meeting.

Section 2.4. **Notice of Special Meetings**. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Board of Directors, the President or the Secretary, and shall be called by the President or the Secretary at the request in writing of shareholders owning a majority of the entire capital stock of the

Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Unless otherwise prescribed by statute, written notice of a special meeting of shareholders, stating the time and place and object thereof, shall be given, personally or by first class mail, to each shareholder entitled to vote thereat at such address as appears on the books of the Corporation, not less than ten (10) nor more than sixty (60) days before such meeting.

Section 2.5. **Quorum and Adjourned Meetings**. Except as otherwise required by statute or the Certificate of Incorporation, the presence at any meeting, in person or by proxy, of the holders of record of a majority of the votes of shares of stock then issued and outstanding and entitled to vote shall be necessary and sufficient to constitute a quorum for the transaction of business, and the vote cast by a majority of the shares of stock present at any properly called meeting at which there is a quorum shall be the act of the shareholders, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these By-Laws. The shareholders present may adjourn the meeting despite the absence of a quorum, without notice other than announcement at the meeting. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted if the meeting had been held as originally called. If after the adjournment a new record date is fixed for the adjourned meeting, a notice of adjourned meeting shall be given to each shareholder of record entitled to vote thereat.

Section 2.6. **Voting**. At each meeting of the shareholders, every shareholder having the right to vote shall be entitled to vote in person or may authorize another person to act for him by proxy. The proxy must bear a date not more than eleven (11) months prior to said meeting, unless a longer period is provided for in the proxy. Unless and until voted, every proxy shall be revocable at the pleasure of the person who executed it or his or her legal representatives or assigns, except in those cases where an irrevocable proxy permitted by statute has been given. Each shareholder shall have one vote for each share of stock having voting power, registered in his or her name on the books of the Corporation.

Section 2.7. **Action Without Meeting**. Whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of all outstanding shares entitled to vote thereon. Written consent thus given by the holders of all outstanding shares entitled to vote shall have the same effect as a unanimous vote of shareholders and any certificate with respect to the authorization or taking of any such action which is to be delivered to the Department of State shall recite that the authorization was by unanimous written consent.

ARTICLE III

DIRECTORS

Section 3.1. **Number and Election**. The number of directors shall be fixed initially by the incorporator of the Corporation and thereafter such number may be increased or decreased at any time by the affirmative vote of a majority of the entire Board or by the affirmative votes of the holders of a majority of the issued and outstanding capital stock then having voting power, at a special meeting called for that purpose; <u>provided</u> that no decrease in the number of directors shall shorten the term of any incumbent director. Directors need not be shareholders or residents of the State of New York. They shall be elected at the annual meeting of shareholders and each director shall be elected to serve until his or her successor shall be elected and shall qualify.

   Section 3.2. <u>**Place of Meetings; Corporate Records**</u>. The directors may hold their meetings and keep the books of the Corporation, except as otherwise may be provided by law, outside of New York, at such other places as they may from time to time determine.

   Section 3.3. <u>**Vacancies**</u>. If the office of any director or directors becomes vacant by reason of death, resignation, retirement, disqualification, removal from office, with or without cause, or otherwise, a majority of the remaining directors, though less than a quorum, or the shareholders shall choose a successor or successors, who shall hold office for the unexpired term in respect to which such vacancy occurred.

   Section 3.4. <u>**Resignation**</u>. Any director may resign at any time by giving written notice of such resignation to either the Board of Directors or the Secretary of the Corporation. Unless otherwise specified therein, such resignation shall take effect upon receipt thereof by the Board of Directors or by any such officer.

   Section 3.5. <u>**Removal**</u>. Any director may be removed either for or without cause at any time by the affirmative vote of shareholders of record.

   Section 3.6. <u>**Powers**</u>. The property and business of the Corporation shall be managed by its Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the shareholders.

   Section 3.7. <u>**Committees of Directors**</u>. The Board of Directors may, by resolution or resolutions passed by a majority of the entire Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation, which, to the extent provided in these By-Laws or said resolution or resolutions, subject to the limitations imposed by statute, shall have and may exercise all or, as may be specified, a part of the powers of the Board of Directors. Such committee or committees shall have such name or names as may be determined from time to time by these By-Laws or resolution adopted by the Board of Directors.

   Any committee shall keep regular minutes of its proceedings and report the same to the Board of Directors when required.

   Section 3.8. <u>**Regular Meetings**</u>. Regular meetings of the Board of Directors may be held without notice at such time and place, within or without the State of New York, as shall from time to time be determined by Board resolution or by consent in writing of all the directors.

   Section 3.9. <u>**Special Meetings**</u>. Special meetings of the Board may be called by the President or the Secretary, except as otherwise provided by law, on two (2) days' notice to each director by mail or by one (1) day's notice personally or by telecopy, telephone, or telegram stating the purpose of the meeting; special meetings shall be called by the President or the Secretary in like manner and on like notice on the written request of at least any two directors.

Special meetings of the Board shall be held at the time and place, in or outside the State of New York, specified in the notices thereof.

 Section 3.10. **Quorum**. At all meetings of the Board a majority of the entire Board shall constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these By-Laws. If a quorum shall not be present at any meeting of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

 Section 3.11. **Written Consent to Action of Directors Taken Without a Meeting**. Whenever the vote of the directors at a meeting thereof is required or permitted to be taken in connection with any corporate action, the meeting and vote of the directors may be dispensed with if all the directors who would be entitled to vote upon the action, if such meeting were held, shall consent in writing to such corporate action being taken.

 Section 3.12. **Directors' Meeting by Conference Telephone**. Any one or more members of the Board or any committee thereof may participate in a meeting of such Board or committee, as the case may be, by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

ARTICLE IV

NOTICES

 Section 4.1. **Required Forms of Notices**. Notices to directors and shareholders shall be in writing and may be delivered personally or by mail. Notice by mail shall be deemed to be given at the time when deposited in the United States mail, postage prepaid, addressed to such director or shareholder at such address as appears on the books of the Corporation. Notice to directors may also be given as provided in Section 3.9 of these By-Laws.

 Section 4.2. **Waiver of Notice**. Whenever any notice is required to be given by statute, the Certificate of Incorporation or these By-Laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance of a person at a meeting of shareholders, directors or any committee of directors, as the case may be, without protest as to the lack of notice, shall constitute a waiver of notice of such meeting.

ARTICLE V

OFFICERS

 Section 5.1. **Officers**. The officers of the Corporation shall be a Chairman of the Board, President, one or more Vice Presidents, a Treasurer, and a Secretary. All of such officers shall be elected by the Board of Directors. No executive officer need be a director. The officers shall be elected at the first meeting of the Board of Directors and thereafter at the first meeting of the Board of Directors held after each annual meeting of the shareholders. Except for the offices of President and Secretary, any two or more offices may be held by the same person.

Section 5.2. **Subordinate Officers and Agents**. The Board of Directors may appoint such other officers and agents as the Board of Directors shall deem necessary or desirable, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

Section 5.3. **Removal**. Any officer may be removed either with or without cause at any time by the affirmative vote of a majority of the Board of Directors; <u>provided</u> that removal without cause shall be without prejudice to the contract rights, if any, of the officer removed.

Section 5.4. **Vacancies**. A vacancy in any office because of death, resignation, disqualification, removal or any other cause shall be filled for the unexpired portion of the term by the Board of Directors.

Section 5.5. **Chairman of the Board**. The Chairman of the Board of Directors, who shall be a Director, shall preside at all meetings of the shareholders and at all meetings of the Board of Directors. As Director, he or she shall perform such other duties as may be assigned from time to time by the Board of Directors.

Section 5.6. **President**. The President shall be the chief executive officer of the Corporation and, subject to control by the Board, shall have full power and complete authority in the management of the business of the Corporation, and shall see that all orders and resolutions of the Board and all standing committees are carried into effect. In the event of disability or absence of the Chairman of the Board, the President shall perform the duties of the Chairman of the Board, including presiding at meetings of shareholders and directors. In the absence or inability to act of the President, the Board of Directors shall designate another officer to perform the duties of the President.

Section 5.7. **Vice Presidents**. Each Vice President shall have such powers and perform such duties as may be assigned to him or her by the Board of Directors or the President.

Section 5.8. **Secretary**. The Secretary shall attend all sessions of the Board of Directors and all meetings of the shareholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He or she shall be custodian of all records of the Corporation and the Board of Directors. He or she shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the President. He or she shall keep in safe custody the seal of the Corporation and, when authorized by the Board, affix the same to any instrument requiring it and, when so affixed, it shall be attested by his or her signature or by the signature of the Treasurer, an Assistant Secretary or an Assistant Treasurer.

Section 5.9. **Assistant Secretaries**. The Assistant Secretaries shall, in the absence or inability to act of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties as the Board of Directors or the President shall prescribe.

Section 5.10. **Treasurer**. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors or by any officer of the Corporation authorized by the Board of Directors to make such designation.

The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, keep correct books of account, and shall render to the Board of Directors, at the regular meetings of the Board, or whenever they may require it, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation. He or she shall, in general, perform all duties and have all powers incident to the office of Treasurer and perform such other duties and have such other powers as from time to time may be assigned to him or her by the Board of Directors or the President.

If it be required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum, and with such surety or sureties, as shall be satisfactory to the Board for the faithful performance of the duties of his or her office and also, among other things, for the restoration to the Corporation, in the case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the Corporation.

Section 5.11. **Assistant Treasurers**. The Assistant Treasurers shall, in the absence or inability to act of the Treasurer, perform the duties and exercise the powers of the Treasurer and shall perform such other duties as the Board of Directors or the President shall prescribe.

ARTICLE VI

INDEMNIFICATION

Section 6.1. **Actions or Proceedings Other Than by or in the Right of the Corporation**. The Corporation shall indemnify any current or former director or officer of the Corporation and may, at the discretion of the Board of Directors, indemnify any current or former employee or agent of the Corporation made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the Corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director, officer, employee or agent of the Corporation served in any capacity at the request of the Corporation, by reason of the fact that such person or such person's testator or intestate, was a director, officer, employee or agent of the Corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, to the fullest extent permissible under New York law, as then in effect, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such person acted, in good faith, for a purpose which such person reasonably believed to be in, or in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the

Corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that such person's conduct was unlawful. The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such person did not act, in good faith, for a purpose which such person reasonably believed to be in or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation or that such person had reasonable cause to believe that such person's conduct was unlawful. Funds paid or required to be paid to any person as a result of the provisions of this Section 6.1 shall be returned to the Corporation or reduced, as the case may be, to the extent that such person receives funds pursuant to an indemnification from any other corporation, partnership, joint venture, trust or other enterprise.

Section 6.2.   Actions by or in the Right of the Corporation. The Corporation shall indemnify any current or former director or officer of the Corporation and may, at the discretion of the Board of Directors, indemnify any current or former employee or agent of the Corporation made, or threatened to be made, a party to an action by or in the right of the Corporation to procure a judgment in its favor, by reason of the fact that such person or such person's testator or intestate, is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, to the fullest extent permissible under New York law, as then in effect, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by such person in connection with the defense or settlement of such action, or in connection with an appeal therein, if such person acted in good faith, for a purpose which such person reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the Corporation. No indemnification shall be made under this Section 6.2 in respect of (a) a threatened action, or a pending action which is settled or otherwise disposed of, or (b) any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper. Funds paid or required to be paid to any person as a result of the provisions of this Section 6.2 shall be returned to the Corporation or reduced, as the case may be, to the extent that such person receives funds pursuant to an indemnification from any other corporation, partnership, joint venture, trust or other enterprise.

Section 6.3.   Advancement of Expenses. Expenses (including attorneys' fees) incurred by an indemnified person in defending a civil or criminal action or proceeding may be paid by the Corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such indemnified person to repay such amount if the person receiving such advancement is ultimately found not to be entitled to indemnification as authorized in this Article VI.

Section 6.4. **Indemnification Hereunder Not Exclusive**. The indemnification and advancement of expenses granted pursuant to, or provided by, this Article VI, shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, these By-Laws, any resolution of shareholders, resolution of directors or agreement, to the fullest extent permissible under New York law, as then in effect.

Section 6.5. **Protection of Rights Existing at Time of Repeal or Modification**. Any repeal or modification of this Article VI shall not adversely affect any right or protection of an indemnified person existing at the time of such repeal or modification.

ARTICLE VII

CAPITAL STOCK

Section 7.1. **Certificates Representing Shares**. The shares of the Corporation shall be represented by certificates, which shall be in the form determined by the Board of Directors. Such certificates shall be numbered and shall be entered in the books of the Corporation as they are issued. They shall exhibit the holder's name and number of shares and shall be signed by the Chairman of the Board, the President or a Vice President and the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary and may be sealed with a seal of the Corporation or a facsimile thereof. The signatures of the officers upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation itself or its employee. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such at the date of issue.

Section 7.2. **Lost Certificates**. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making of an affidavit of the fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representatives, to advertise the same in such manner as it shall require and to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

Section 7.3. **Registration of Transfer**. Upon surrender to the Corporation of a certificate for shares, duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction on its books.

Section 7.4. **Record Date**. In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to express consent to or dissent from any proposal without a meeting, or entitled to receive payment of any dividend or allotment of any rights, or for the purpose of any other action, the Board of Directions may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

        Section 7.5.   **Registered Shareholders**. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of New York.

ARTICLE VIII

GENERAL PROVISIONS

        Section 8.1.   **Dividends**. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

        Section 8.2.   **Voting of Securities of Other Corporations**. In the event that the Corporation shall at any time own and have power to vote any securities (including but not limited to shares of stock) of any other issuer, such securities shall be voted by such person or person, to such extent and in such manner, as may be determined by the Board of Directors.

        Section 8.3.   **Reserve Fund**. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the directors shall think conducive to the interest of the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

        Section 8.4.   **Fiscal Year**. The fiscal year of the Corporation shall be fixed by the Board of Directors.

        Section 8.5.   **Seal**. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, New York. "The seal may be used by causing it, or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE IX

AMENDMENTS

Section 9.1. __By the Shareholders__. These By-Laws may be altered, amended or repealed, and new By-Laws may be adopted, by a majority of the votes of the shares of capital stock of the Corporation issued and outstanding and entitled to vote at any annual or special meeting of shareholders at which a quorum is present or represented.

Section 9.2. __By the Directors__. These By-Laws may also be altered, amended or repealed, and new By-Laws may be adopted, by the affirmative vote of a majority of the Board of Directors at any meeting of the Board at which a quorum is present.